

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 6, 2009

Mr. Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road #1199
Dallas, TX 75240

> **Re:** **Toreador Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009, as amended April 16, 2009**
> **Definitive Proxy**
> **Filed April 24, 2009**
> **Response Letter Dated September 25, 2009**
> **File No. 1-34216**

Dear Mr. McKenzie:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Definitive Proxy filed April 24, 2009</u>

1.   We note your response to our prior comment 3. In future filings, please describe how your compensation consultant determined which surveys were appropriate for each executive. For example, it is not clear why the Mercer 2007 Energy Compensation Survey for Exploration and Production Industry was used in benchmarking compensation for Michael FitzGerald, and not used in benchmarking compensation for your other named executive officers. Please provide us with an example of the disclosure you intend to use.

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplemental Oil and Natural Gas Reserves and Standardized Measure Information, page F-38

2.   We have reviewed your response to prior comment five of our letter dated August 28, 2009.   Please provide us with the following information concerning the 950 MMCF of proved reserves in Hungary and the associated pipeline:

- The number of wells these reserves are attributed to;
- The results of production testing after the well(s) were drilled, including the rates, volumes, and duration of the tests;
- The estimated drainage area of the well(s) and the basis for that estimate;
- The estimated start and finish dates for completion of the pipeline;
- The distance and estimated cost of the pipeline;
- The party that will be paying for the cost of building the pipeline;
- The terms of the gas contract, such as the price you will be receiving for the gas, the duration of the gas sales contract, and the maximum and minimum amounts of gas to be delivered per day;
- The party that will be purchasing the gas;
- Tell us if the gas contract is a binding contract.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director